EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

November 17, 2006

TSX Venture Exchange: EMR
OTC Bulletin Board:  EGMCF
U.S. 20-F Registration:  000-51411
Frankfurt Stock Exchange:  EML

EMGOLD MODIFIES STEWART PROPERTY OPTION

Emgold Mining Corporation (“Emgold”) announces that it has reached an agreement with the Optionors of the Stewart Property (the “Property”) to modify the terms of the Stewart Property Agreement dated July 25, 2001 (the “Agreement”) (See news release dated July 31, 2001, and November 28, 2005).  Under the modified terms, and subject to regulatory approval, Emgold will issue 60,000 common shares to the Optionors, at a deemed value of $0.50 per share, in lieu of the $30,000 cash payment due to the Optionors in 2006 under the original terms of the Agreement.  Upon the issuance of the shares, one additional cash payment of $40,000 is remaining, due in August 2007, whereupon Emgold shall be vested with 100% right, title and interest in and to the Property, subject only to a 3% Net Smelter Return royalty (“NSR”) payable to the Optionors.  Pursuant to the terms of the Agreement, Emgold has the right to purchase 66 2/3 % of the NSR from the Optionors for $1,000,000 and has first right of refusal on the remaining 1% NSR if the Optionors wish to sell.  All other terms of the Agreement remain unchanged.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the Ceramext™ process, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.
President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.